FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ..... March........................................... , 2010
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
    [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
    Yes                      No           X
    [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date.... March 30, 2010....	By....../s/...... Masashiro Kobayashi .................
(Signature)*
Masashiro Kobayashi
General Manager
Global Finance Management Center
Canon Inc.
*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 109TH BUSINESS TERM

March 30, 2010
TO OUR SHAREHOLDERS
Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo
Fujio Mitarai
Chairman & CEO
NOTICE OF RESOLUTIONS
OF
THE ORDINARY GENERAL MEETING OF SHAREHOLDERS
FOR THE 109TH BUSINESS TERM
Notice is hereby given that, at the Ordinary General Meeting of Shareholders for the 109th Business Term of Canon Inc. (the “Company”) held today, reports were made and resolutions were passed as mentioned below.
Matters Reported:
1.	Reports on the contents of the Business Report and the Consolidated Financial Statements for the 109th Business Term (from January 1, 2009 to December 31, 2009), and reports on the Auditing Results of Accounting Auditor and Board of Corporate Auditors regarding the Consolidated Financial Statements.

2.	Reports on the content of the Non-Consolidated Financial Statements for the 109th Business Term (from January 1, 2009 to December 31, 2009).
The contents of items 1 and 2 above were reported.

Matters Resolved upon:
Item No. 1	Dividend from Surplus

It was approved and adopted in all respects as proposed and, in order to respond to your loyal support, a year-end dividend due for the term was decided to be 55.00 yen per share. As we paid an interim dividend of 55.00 yen per share, the full-year dividend became to be 110.00 yen per share, which is the same amount with the dividend for the previous Business Term.
Item No. 2	Election of Seventeen Directors

It was approved and adopted in all respects as proposed. As a result, Messrs. Fujio Mitarai, Tsuneji Uchida, Toshizo Tanaka, Toshiaki Ikoma, Kunio Watanabe, Yoroku Adachi, Yasuo Mitsuhashi, Tomonori Iwashita, Masahiro Osawa, Shigeyuki Matsumoto, Katsuichi Shimizu, Ryoichi Bamba, Toshio Homma, Masaki Nakaoka, Haruhisa Honda, Hideki Ozawa and Masaya Maeda were reappointed as Directors. All of them assumed their offices.
Item No. 3	Election of Three Corporate Auditors

It was approved and adopted in all respects as proposed. As a result, Messrs. Shunji Onda, Kazunori Watanabe and Kuniyoshi Kitamura were newly appointed as Corporate Auditors. All of them assumed their offices.
Messrs. Kazunori Watanabe and Kuniyoshi Kitamura are Outside Corporate Auditors.
Item No. 4	Grant of Retirement Allowance to Directors to Retire

It was approved and adopted in all respects as proposed. Thus, it was decided that retirement allowance should be granted to each of the retired Directors, Messrs. Nobuyoshi Tanaka, Junji Ichikawa, Akiyoshi Moroe, Toshiyuki Komatsu, Tetsuro Tahara, Seijiro Sekine, Shunji Onda and Kazunori Fukuma, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the Board of Directors.
Item No. 5	Grant of Retirement Allowance to Corporate Auditors to Retire and Final Payments of Retirement Allowance Due to the Abolishment of the Retirement Allowance System for Corporate Auditors

It was approved and adopted in all respects as proposed. Thus, it was decided that retirement allowance should be granted to each of the retired Corporate Auditors, Messrs. Kunihiro Nagata, Yoshinobu Shimizu and Minoru Shishikura, within the due amount based upon certain standards stipulated by the Company, and that the determination of the actual amount and the time and method of granting, etc. should be entrusted to the consultation of the Corporate Auditors.

Also, it was decided to implement final payments of retirement allowance to Messrs. Keijiro Yamazaki and Tadashi Ohe, the Corporate Auditors in their tenure, within the due amount based upon certain standards stipulated by the Company, and that the time of the payment shall be when each of the Corporate Auditors retire and the actual amount and method of payment etc. should be entrusted to the consultation of the Corporate Auditors.
Item No. 6	Grant of Bonus to Directors

It was approved and adopted in all respects as proposed. Thus, it was decided that bonus should be granted to the twenty-five Directors as of the end of the term, which totals 127,000,000 yen.
Item No. 7	Issuance of Share Options as Stock Options without Compensation

It was approved and adopted in all respects as proposed that pursuant to the provisions of Articles 236, 238 and 239 of the Corporation Law (kaisha-ho), share options (shinkabu yoyaku-ken) should be issued as stock options without compensation to the Company’s directors, executive officers and senior employees, and the details of offering should be delegated to the Company’s Board of Directors.

Also approved and adopted were the specific method for calculating the amount of remuneration for Directors as specified in Item 2, Paragraph 1 of Article 361 of the Corporation Law and the specific contents of remuneration that are not monetary as specified in Item 3 of the same Paragraph since share options to be allocated to Directors are considered as remunerations to Directors as stipulated in Paragraph 1 of Article 361 of the Corporation Law.

POSTSCRIPT

■	Appointment of Representative Directors and Directors with Specific Titles
As a result of the resolution passed at the meeting of the Board of Directors which was held after the Ordinary General Meeting of Shareholders for the 109th Business Term, each of the following persons were appointed as Representative Directors and/or Directors with specific titles. All of them assumed their offices.

Chairman & CEO	Fujio Mitarai
President & COO	Tsuneji Uchida
Executive Vice President & CFO	Toshizo Tanaka
Executive Vice President & CTO	Toshiaki Ikoma
Senior Managing Director	Kunio Watanabe
Senior Managing Director	Yoroku Adachi
Senior Managing Director	Yasuo Mitsuhashi
Managing Director	Tomonori Iwashita
Managing Director	Masahiro Osawa
Managing Director	Shigeyuki Matsumoto
Managing Director	Katsuichi Shimizu
Managing Director	Ryoichi Bamba
Managing Director	Toshio Homma
Managing Director	Masaki Nakaoka
Managing Director	Haruhisa Honda
Managing Director	Hideki Ozawa
Managing Director	Masaya Maeda
Mr. Fujio Mitarai, Mr. Tsuneji Uchida and Mr. Toshizo Tanaka are Representative Directors.

■	Appointment of a Full-Time Corporate Auditor
As a result of the resolution passed at the meeting of the Board of Corporate Auditors which was held after the Ordinary General Meeting of Shareholders for the 109th Business Term, Mr. Shunji Onda was appointed as a full-time Corporate Auditor. He assumed his office.

PAYMENT OF THE YEAR-END DIVIDEND
The year-end dividend due for the 109th Business Term shall be paid by either of the following methods.

■	If you are receiving the dividend with the “Receipt of Dividend”:
Please receive the dividend in accordance with the instructions stated on the enclosed “Receipt of Year-end Dividend of the 109th Business Term” at a nearby head office, branch office or subbranch office of Japan Post Bank, or a post office (banking agency) during the payment period (from March 31, 2010 through April 30, 2010). You can also make your dividend be remitted to your Japan Post Bank account or postal giro account or bank account with this “Receipt of Year-end Dividend of the 109th Business Term.”

■	If you have requested the dividend to be transferred to your account of bank, Japan Post Bank or securities companies, etc.:
Please confirm the description of the enclosed dividend relating documents.